SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment 1*)

PLASTEC TECHNOLOGIES, LTD.
(Name of Issuer)
Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)
G71218 104
(CUSIP Number)
Kin Sun Sze-To Unit 01, 21/F, Aitken Vanson Centre 61 Hoi Yuen Road, Kwun Tong Kowloon, Hong Kong 852-21917155
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 30, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

____________
*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G71218 104	SCHEDULE 13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Kin Sun Sze-To
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,165,751
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,165,751
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,165,751
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 54.8%
14	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G71218 104	SCHEDULE 13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Sun Yip Industrial Company Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,810,490
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,810,490
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,810,490
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 46.7%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G71218 104	SCHEDULE 13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Tiger Power Industries Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,355,261
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 1,355,261
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,355,261
12	CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES ☐ CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 8.1%
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. G71218 104	SCHEDULE 13D	Page 5 of 8 Pages

This Amendment No. 1 amends the original Schedule 13D (“Schedule 13D”) previously filed by Kin Sun Sze-To (“Sze-To”), Sun Yip Industrial Company Limited (“Sun Yip”) and Tiger Power Industries Limited (“Tiger Power”) with respect to ownership of the ordinary shares, par value $0.001 per share (“Ordinary Shares”), of Plastec Technologies, Ltd., a Cayman Islands exempted company (the “Issuer”).  Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the SEC.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 16,733,196 Ordinary Shares outstanding as of May 12, 2011.

Item 3.	Sources of Funds.

Item 3 of the Schedule 13D is hereby amended to add the following:

On April 30, 2011, the parties entered into an amendment (“Merger Amendment”) to the Merger Agreement to remove the provisions relating to the Earnout Shares and to issue an aggregate of 7,486,845 Ordinary Shares to the Plastec Shareholders on the date of the Merger Amendment in its place.  Of the Ordinary Shares issued as a result of the Merger Amendment, Sun Yip received 4,636,142 Ordinary Shares and Tiger Power received 804,454 Ordinary Shares.

Item 4.	Purpose of Transaction.

The first paragraph of Item 4 is hereby amended in its entirety to read as follows:

Sze-To, Sun Yip and Tiger Power acquired the Ordinary Shares described in this Schedule 13D for investment purposes.  Each of Sze-To, Sun Yip and Tiger Power may from time to time acquire additional securities for investment purposes, or dispose of securities, in the open market or in private transactions.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended in its entirety to read as follows:

Sze-To is the beneficial owner of 9,165,751 Ordinary Shares, representing 7,810,490 Ordinary Shares held by Sun Yip and 1,355,261 Ordinary Shares held by Tiger Power, two entities that he controls.  Sze-To is the beneficial owner of 54.8% of the Issuer’s outstanding Ordinary Shares.  Sze-To is deemed to have sole voting and dispositive power over such Ordinary Shares as he controls the entities holding such shares.    Does not include any shares Sze-To may purchase as a result of the Put/Call Agreement (defined in Item 6).

Sun Yip is the beneficial owner of 7,810,490 Ordinary Shares.  Sun Yip is the beneficial owner of 46.7% of the Issuer’s outstanding Ordinary Shares.  Sun Yip has sole voting and dispositive power over such Ordinary Shares.

CUSIP No. G71218 104	SCHEDULE 13D	Page 6 of 8 Pages

Tiger Power is the beneficial owner of 1,355,261 Ordinary Shares.  Tiger Power is the beneficial owner of 8.1% of the Issuer’s outstanding Ordinary Shares.  Tiger Power has sole voting and dispositive power over such Ordinary Shares.

In the past 60 days, Sun Yip and Tiger Power effected the transactions described under Item 3 above, and such description is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended in its entirety to read as follows:

Pursuant to the Merger Agreement (as amended), for a period of 180 days from the closing of the Merger, Sun Yip and Tiger Power agreed not to sell any Ordinary Shares they received in the Merger; provided, however, that Sun Yip and Tiger Power shall be required to hold until April 30, 2013 a minimum of 3,345,139 shares.

Upon consummation of the Merger, the Issuer entered into an escrow agreement (the “Indemnity Escrow Agreement”) with certain of the Plastec Shareholders, including Sun Yip and Tiger Power.  Pursuant to the Indemnity Escrow Agreement, 317,435 Ordinary Shares held by Sun Yip and 55,081 Ordinary Shares held by Tiger Power were placed in escrow, along with additional shares held by certain of the other Plastec Shareholders (the “Escrow Fund”).  The shares will be held in the Escrow Fund until thirty days after the Issuer has filed its Annual Report on Form 20-F for the fiscal year ending April 30, 2011.  The shares held in the Escrow Fund are to be used to indemnify the Issuer and Plastec for losses suffered by either resulting from the inaccuracy or breach of any representation or warranty of Plastec or its former shareholders contained in the Merger Agreement or delivered pursuant thereto, or from the breach or non-fulfillment of any covenant or agreement of Plastec or its former shareholders contained in the Merger Agreement.

Upon consummation of the Merger, the Issuer entered into a registration rights agreement (“Registration Rights Agreement”), which was subsequently amended in connection with the Merger Amendment, pursuant to which the Issuer agreed to register for resale the Ordinary Shares issued to the Plastec Shareholders under the Merger Agreement.  Pursuant to the Registration Rights Agreement, the Plastec Shareholders have certain demand registration rights as well as certain piggy-back registration rights.  The Issuer agreed to bear the expenses incurred in connection with the filing of any registration statement in connection with the Registration Rights Agreement.

On December 13, 2010, Sze-To entered into a put/call option agreement (“Put/Call Agreement”) with Cathay.  Pursuant to the Put/Call Agreement, (i) Cathay granted to Sze-To the right, but not the obligation (“Call Option”), to purchase from Cathay, and to require Cathay to sell, up to 1,570,000 Ordinary Shares of the Issuer at an exercise price per share equal to $12.50, each subject to adjustment as provided in the Put/Call Agreement, and (ii) Sze-To granted to Cathay the right, but not the obligation (“Put Option”), to sell to Sze-To, and require Sze-To to purchase, up to 1,570,000 Ordinary Shares of the Issuer at an exercise price equal to $7.50, each subject to adjustment as provided in the Put/Call Agreement.  The Call Option is exercisable, in whole or in part, at any time commencing November 25, 2011 and expiring on the close of business on December 2, 2011.  If the Call Option is not exercised in full, the Put Option is exercisable, in whole or in part, with respect to the remaining Ordinary Shares subject to the Put Option, at any time commencing December 3, 2011 and expiring on the close of business on December 10, 2011.

CUSIP No. G71218 104	SCHEDULE 13D	Page 7 of 8 Pages

Item 7.	Material to be filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

7.
Amendment No. 2, dated as of April 30, 2011, to the Amended and Restated Agreement and Plan of Reorganization, dated as of September 13, 2010 and amended as of December 9, 2010, among Plastec Technologies, Ltd., Plastec International Holdings Limited and each of Sun Yip Industrial Company Limited, Tiger Power Industries Limited, Expert Rank Limited, Fine Colour Limited, Cathay Plastic Limited, Greatest Sino Holdings Limited, Colourful Asia International Limited and Top Universe Management Limited (included as Exhibit 2.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 3, 2011 and incorporated herein by reference).

8.
Amendment No. 1 to the Registration Rights Agreement (included as Exhibit 10.1 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on May 3, 2011 and incorporated herein by reference).

CUSIP No. G71218 104	SCHEDULE 13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 12, 2011

/s/ Kin Sun Sze-To
Kin Sun Sze-To

SUN YIP INDUSTRIAL COMPANY LIMITED

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Director

TIGER POWER INDUSTRIES LIMITED

By:	/s/ Kin Sun Sze-To
Name: Kin Sun Sze-To
Title: Director